Unaudited Financials

My Trail Company, PBC

(a Colorado public benefit corporation)

Boulder, Colorado

Financial Statements

December 31, 2016 and 2015

My Trail Company, PBC

Table of Contents

BROCK AND COMPANY
Certified Public Accountants
Business Advisors
A PROFESSIONAL CORPORATION

4949 Pearl East Circle Suite 200 Boulder Colorado 80301
(303) 444-2971 (303) 444-0869 Fax
www.brockcpas.com

Unaudited Financials

agn

Independent Accountant's Review Report

Board of Directors
My Trail Company, PBC
Boulder, Colorado

We have reviewed the accompanying financial statements of My Trail Company, PBC, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Brock and Company, CPAs, P.C.
Certified Public Accountants

Boulder, Colorado
April 28, 2017

My Trail Company, PBC

Balance Sheets

December 31,	2018	2017
ASSETS		
Current Assets		
Cash	$ [illegible]	$ [illegible]
Inventory	[illegible]	[illegible]
Prepaid expenses and other current assets	[illegible]	
Total current assets	[illegible]	[illegible]
Equipment, at cost		
Warehouse equipment	[illegible]	[illegible]
Computer equipment and software	[illegible]	[illegible]
Furniture and fixtures	[illegible]	[illegible]
Production equipment	[illegible]	[illegible]
Office equipment	[illegible]	
	[illegible]	[illegible]
Less accumulated depreciation	[illegible]	[illegible]
Net equipment	[illegible]	[illegible]
Other Assets		
Product prototypes	10,000	10,000
Trademark	5,000	5,000
Other intangible assets	5,000	5,000
Total other assets	20,000	20,000
Total assets	$ 614,554	$ 335,856

My Trail Company, PBC

Balance Sheets

December 31,		2016		2015
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable, trade	$	[illegible]	$	[illegible]
Accrued liabilities, gift cards				
Gift card payables		[illegible]		[illegible]
Sales tax payables		[illegible]		
Interest payable		[illegible]		
Dividends payable		[illegible]		
Total current liabilities		[illegible]		[illegible]
Line of Credit		[illegible]		
Stockholders' Equity				
Preferred stock, Series A, $1 par value, [illegible] shares authorized; 144,406 shares issued and outstanding at December 31, 2016, and [illegible] shares issued and outstanding at December 31, 2015; total preference in liquidation of $[illegible] and $[illegible] at December 31, 2016 and 2015, respectively		[illegible]		[illegible]
Common stock, $1 par value, [illegible] shares authorized; 100,000 shares issued and outstanding at December 31, 2016 and 2015		[illegible]		[illegible]
Accumulated deficit		[illegible]		[illegible]
Net stockholders' equity		[illegible]		[illegible]
Total liabilities and stockholders' equity	$	[illegible]	$	[illegible]

The accompanying Notes which are an integral part of these financial statements and the Independent Accountant's Review Report on Page 1 should be read with these financial statements.

My Trail Company, PBC

Statements of Operations

Year ended December 31, 2016 and the period from April 9, 2015 (inception) through December 31, 2015	**2016**	2015
Net Revenue	**$ 281,707**	$ -
Cost of Goods Sold	**147,725**	-
Gross Margin	**133,982**	-
Operating Expenses		
General and administrative	**244,377**	41,163
Sales and marketing	**146,080**	66,423
Depreciation	**9,619**	4,259
Total operating expenses	**400,076**	111,845
Loss From Operations	**(266,094)**	(111,845)
Other Income (Expense)		
Interest income	**4**	4
Interest expense	**(21,227)**	-
Net other income (expense)	**(21,223)**	4
Net Loss	**$ (287,317)**	$ (111,841)

My Trail Company, PBC

Statements of Stockholders' Equity

Year ended December 31, 2016 and for period from
April 6, 2015 (inception) through December 31, 2015

	Preferred Stock	
	Shares	Amount
Balances, April 6, 2015 (inception)		$
Issuance of common stock for equipment and intangible assets contribution		
Issuance of common stock for cash		
Issuance of common stock for expenses paid		
Issuance of preferred stock for cash, net of offering costs of $[illegible]	[illegible]	[illegible]
Net loss for the period from April 6, 2015 (inception) through December 31, 2015		
Balances, December 31, 2015	[illegible]	[illegible]
Issuance of preferred stock for cash, net of offering costs of $[illegible]	[illegible]	[illegible]
Dividends paid on preferred stock	-	-
Net loss for the year ended December 31, 2016	-	-
Balances, December 31, 2016	[illegible]	$ [illegible]

Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total
-	$ -	$ -	$ -
64,000	64,000	-	64,000
88,000	88,000		88,000
16,000	16,000		16,000
-	-	-	268,100
-	-	(111,841)	(111,841)
168,000	168,000	(111,841)	324,259
-	-	-	443,560
-	-	(52,009)	(52,009)
-	-	(287,317)	(287,317)
168,000	$ 168,000	$ (451,167)	$ 428,493

The accompanying Notes which are an integral part of these financial statements and the Independent Accountant's Review Report on Page 1 should be read with these financial statements